NOTICE

To: Officers, Directors and Employees of Loretta Food Group Inc.

From: Loretta Food Group Inc.

Date:

Our Company has enacted an Audit Committee Charter and established a Code of Ethics as guidelines to be followed in our Company's management and operations and specifically provided therein is authorization for establishment of a procedure whereby inquiries and/or complaints regarding or information pertaining to claims and/or questions as to any questionable conduct regarding financial matters or any other matter of operational significance, can be provided to sources within our Company who may confidentially and objectively review and respond appropriately, and such submission by you as affiliates to our Company may be done anonymously and confidentially in an effort to protect your affiliate status. Copies of both the Audit Committee Charter and Code of Ethics were included as Exhibits to the Proxy Statement distributed to all shareholders of the Company in connection with our last annual shareholder meeting and are available for review by request to the Company's Audit Committee. It is noteworthy also to confirm that our Company intends to comply with current law disallowing and significantly penalizing for any interference with such information submission procedures and prohibiting with significant penalties any retaliatory action against any informants. The recently enacted Sarbanes-Oxley Act of 2002 and NASDAQ standards established to assure compliance by listed companies, mandate that procedures implemented to allow for these information channels be made available and be protected. However, our Company has always provided and encouraged an information exchange system whereby our management could be kept abreast of affiliate thought processes regarding how well or how not so well we are doing. We have now simply memorialized such available information gathering process in a company policy, which policy we note and describe herein.

As stated in our previously referenced Audit Committee Charter and Code of Ethics any inquiries and/or complaints regarding or other offer of information regarding the management and operations of Loretta Food Group Inc. should be sent to, and providers of such information are encouraged to channel such information submission through this Company's Audit Committee. The Audit Committee is composed of persons independent of Company management and provides what the Company believes to be an objective and impartial source of review. For record keeping purposes and ease of response all submissions should be in writing. The contact person on the Audit Committee and address for information submission is established as of the date hereof:

                                 Gerry C. Quinn
                               2405 Lucknow Drive
                              Mississauga, Ontario
                                 Canada, L5S 1H9
                          Email: audit@lorettafoods.com

The Audit Committee is authorized and is directed to review all such submissions and if thought advisable to refer such to and discuss same with corporate legal counsel before any contact with or notice to any management personnel. Such policy also is intended to assure of confidentiality and the Company encourages all personnel to take advantage of this information gathering policy which the Company believes will advantage all affiliated parties to assure continued upholding of the highest values in our business operations and reporting.

Sincerely,

Al Burgio, CEO